Jonas Wood: Auction Update

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Hello Sam,

The New York auctions delivered another great result on a Masterworks artist this week!

This still-life by Jonas Wood sold well past Christie's $1 million high estimate to sell for $1.9 million (with fees).



Property from a Private Florida Collection

JONAS WOOD (B. 1977)

Still Life with Cat and Fruit

Price realised	Estimate
USD 1,865,000	USD 700,000 - USD 1,000,000

Closed: 21 Nov 2024

That's great news, because our latest Jonas Wood offering is a larger, better example of this style—and this recent result supports that there is demand for still-life paintings like this one.

Our Wood offering has 92% progress, by the way, so invest here or view the offering circular below.

94% PROGRESS

Thanks,

Anthony DeSimone

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Investor Relations

MASTERWORKS

www.masterworks.com

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